

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

Via E-mail
Barry Brookstein
Chief Executive Officer
Compliance Systems Corporation
780 New York Avenue, Suite A
Huntington, NY 11743

> **Re:** **Compliance Systems Corporation**
> **Amendment No. 1 to Form 8-K**
> **Filed January 22, 2013**
> **File No. 000-54007**

Dear Mr. Brookstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated January 12, 2012, but believe that the company remains a shell company. You have not begun operations, and your activities outlined in your response and in the Form 8-K are anticipated operations. We note that you have not completed or launched your website, which appears to be your only significant asset, nor have you expended material funds towards the development of your website. Therefore, you appear to still have nominal operations and nominal assets. Clearly identify the company as a shell company and caution investors as to the highly

illiquid nature of an investment in the company's shares. Discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities.

2. Please explain why you removed the disclosure on page 8 of the Form 8-K under the header "Consulting Fees."

Description of Seniemac's Business, page 5

3. We note reference to third party information throughout this section (Pages 5 through 18). In accordance with comment 3 from our letter dated November 28, 2012, please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Where you cite your own research or industry information, describe the nature of that research.

Jenningsbet Ltd., page 7

4. Please supplement the disclosure added in response to comment 5 from our letter dated November 28, 2012 to:

- Clarify, whether the two year agreement term started as of March 13, 2012 or starts when the website becomes operational;
- Clarify, if true, that the contract generally may not be terminated for the two year initial term and will automatically renew for successive terms of one year unless either party provides three months' written notice;
- Disclose whether you have paid the website set-up fee;
- Disclose that Jenningsbet may cancel the contract if Gross Revenue falls short of a certain threshold for three consecutive months after 12 months of operation; and
- Disclose that the commission model under the agreement will be renegotiated every two years.

Boyle Media Limited, page 7

5. We note your disclosure that you determined to explore alternative gaming platforms and functionality by entering into a memorandum of understanding with Boyle Media Limited. Please disclose what, if any, damages you anticipate owing to Jenningsbet or Boyle Media Limited based upon your eventual decision to utilize one's website and services over the others. Please also disclose whether you have paid the fee for BoyleSports to deliver its branded website.

6. Please disclose the status of the website developed by Boyle Media Limited and your expectation of when it might be operational. Describe any drawbacks to pursuing a partnership with Boyle Media Limited as opposed to Jenningsbet, including your ability to stream live Gaelic Games.

Item 1A. Risk Factors, page 18

Our ability to compete depends in part on the continued availability and service of qualified employees, page 22

7. Supplement the disclosure added in response to comment 13 from our letter dated November 28, 2012 to disclose what if any experience your current employees have in marketing an online gambling website.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 26

8. Please restore the results of operations discussion for Seaniemac's standalone operations prior to the merger and update your discussion through the period ended September 30, 2012. Per comment 17 from our letter dated November 28, 2012 revise the headings for each results of operations discussion to denote whether it pertains to you or to Seaniemac prior to the merger.

9. We reissue comment 18 from our letter dated November 28, 2012 in part. Please revise to make clear what salary, preferred shares, debt, warrant and other obligations remain outstanding post-merger and discuss your ability to meet these obligations given the "high fixed costs of online gambling" noted on page 10. We note reference to a $600,000 advance on page 32 and that the Exchange Agreement required that you have no more than $350,000.00 in outstanding debt.

Gaelic Games, page 30

10. We note your response to comment 22 from our letter dated November 28, 2012. Please further revise to specify which of the activities under pre-launch you have undertaken and the funds spent on such activities. In this regard, we note that you removed disclosure elsewhere in the filing regarding celebrity partnerships. Please also clarify when you intend to undertake the "Additional Marketing Strategies."

11. In response to comment 23 from our letter dated November 28, 2012 you disclose that you "will rely on third parties for all of the web operations." Please specify which of the

listed marketing activities will depend upon cooperation with or delegation to third parties and whether you have initiated contact with any of those parties. For example, disclose whether you will need to hire an outside party to conduct the online marketing and search engine marketing contemplated.

12. You disclose that you "have received a portion of the $600,000 advance." Please quantify the portion of the advance you have received and disclose the material terms of this funding.

Item 3.02 Unregistered Sales of Equity Securities, page 49

13. Per comment 26 from our letter dated November 28, 2012, please disclose all securities transactions required by Regulation S-K Item 701. For example, disclose the transactions that were described under "Events subsequent to June 30, 2012" on pages 32 through 35 of this Form 8-K prior to amendment. Please remove the cross reference to your financial statements.

Debt Exchange Shares, page 50

14. We note your response to comment 27 from our letter dated November 28, 2012. Because your company is still a shell company based upon its nominal operations and assets, then the resale limitation of Rule 145(c) and (d) will apply to any resales by the plaintiffs. See section 5 of Staff Legal Bulletin No. 3A (June 18, 2008). Please revise accordingly.

Item 9.01 Financial Statements and Exhibits, page 50

15. We reissue comment 28 from our letter dated November 28, 2012. Please provide all of the exhibits required by Item 601 of Regulation S-K. For example, provide your articles of incorporation or instruments corresponding thereto as currently in effect. Refer to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Brach Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director